Exhibit 99.1

Scorpio Tankers Inc. Scorpio Tankers Inc. Announces 1st Quarter Results and Delivery of STI Coral and STI Diamond

MONACO -- (Marketwire) – May 10, 2011 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") today reported its results for the three months ended March 31, 2011.

The Company recorded a net loss of $1.4 million or $0.06 basic and diluted loss per share for the three months ended March 31, 2011 compared to net income of $1.2 million or $0.21 basic and diluted earnings per share for the three months ended March 31, 2010.  The weighted average number of shares outstanding was 24,066,455 (basic and diluted) for the three months ended March 31, 2011, and 5,589,147 (basic and diluted) for the three months ended March 31, 2010.

Highlights to date include:

•	Delivery of two product tankers, STI Coral and STI Diamond
•	Signing of new $150 million credit facility in May 2011
•	Net cash flow from operating activities before changes in assets and liabilities was $3.4 million (see Appendix A)

Emanuele Lauro, chief executive officer and chairman of the board commented, “We are beginning to see signs of a recovery as TCE rates have improved for product tankers, and particularly in the smaller ships.  Though the breadth and duration remains unclear, it is welcome news that validates our strategy of pursuing growth in the product tanker market.”

Mr. Lauro further commented, “With the delivery of STI Coral and STI Diamond, along with the signing of a new $150 million credit facility, we continue to demonstrate our commitment to growing at a swift, but sensible pace in this market.”

Recent Highlights

Delivery of STI Coral and STI Diamond

On May 10, 2011, Scorpio Tankers took delivery of the STI Coral and STI Diamond, product tankers that we previously agreed to acquire for an aggregate purchase price of $70.0 million.  The ships were built in 2008 at the STX shipyard in Korea and are charter free.

Time charter-in agreement

On April 5, 2011, the Company entered into a time charter agreement for a 2007 built Handymax ice class 1B product tanker, the Kazdanga.  This vessel will be chartered-in for one year at $12,345 per day and is expected to be delivered in June 2011. The agreement includes an option to extend the charter for an additional year at $13,335 per day.

New$150 Million Credit Facility (2011 Credit Facility)

On May 4, 2011, the Company executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DnB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V. for a senior secured term loan facility of up to $150 million ("2011 Credit Facility").  Borrowings under the 2011 Credit Facility are available until May 3, 2012.  The credit facility matures in six years and will be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the credit facility.

On May 6, 2011, we drew down an aggregate of $35 million to finance the delivery of STI Coral and STI Diamond.

1st Quarter Highlights

Delivery of time chartered-in vessels

On January 26, 2011, the Company took delivery of Kraslava, a 2007 built Handymax ice-class 1B product tanker, which we previously agreed to time charter-in.  This vessel was chartered-in for one year at $12,070 per day.

On February 6, 2011, Scorpio Tankers took delivery of Histria Azure, a 2007 built Handymax product tanker, which we previously agreed to time charter-in. This vessel was chartered-in for one year at $12,250 per day. The agreement includes an option for Scorpio Tankers to extend for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement.

On March 1, 2011, the Company took delivery of Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker, which the Company previously agreed to time charter-in.  This vessel was chartered-in for 10 months at $12,000 per day.  The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel's pool earnings and the charter hire expense) will be shared with the owner of the vessel.

STI Spirit Credit Facility

On March 17, 2011, Scorpio Tankers drew down $27.3 million from a senior secured term loan facility with DVB Bank SE.  The loan is secured by the STI Spirit, which was acquired on November 10, 2010. The credit facility matures on March 17, 2018, and the loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments, which commence three months after the drawdown, are calculated using an 18 year amortization profile.

Current Liquidity

As of May 10, 2011, we had $48.2 million in cash.

Debt and Drydocks for 2011

As of May 10, 2011, Scorpio Tankers’ outstanding debt balance was $203.4 million.

Debt Repayments
The 2011 debt repayments for the 2010 Credit Facility, STI Spirit Facility, and 2011 Credit Facility are:
2nd Quarter: $4.5 million
3rd Quarter: $5.1 million
4th Quarter: $5.1 million

Drydocks
The Venice is scheduled to be drydocked in the third quarter of 2011 for an estimated cost of $0.9 million and 20 days of offhire.

Explanation of Variances on the First Quarter Results

For the three months ended March 31, 2011, the Company incurred a net loss of $1.4 million compared to net income of $1.2 million in the three months ended March 31, 2010.  The following were the significant changes between the two periods:

•
Vessel revenue increased $10.9 million to $17.0 million as a result of an increase in the average number of operating vessels for the three month periods ended March 31, 2010 and 2011 from 3.00 to 10.00, respectively.  This increase was offset by a decrease in daily time charter equivalent per vessel, from $22,798 to $14,997 (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $4.9 million to $7.3 million as a result of the increase in the average number of operating vessels noted above offset by a decrease in daily operating expenses from $8,836 to $8,145 for the three month periods ended March 31, 2010 and 2011, respectively.

•
Charterhire expense increased $3.1 million as a result of the delivery of the BW Zambesi on December 11, 2010 on a one year time charter-in agreement along with the Kraslava, Histria Azure and Krisjanis Valdemars as discussed above.

•
The increase in depreciation expense of $2.2 million is a result of an increase in the average number of owned vessels for the three month periods ended March 31, 2010 and 2011 from 3.00 to 10.00, respectively.  This increase was offset by a decrease in depreciation expense as a result of the modification of our vessel useful lives from 20 to 25 years, which took effect from the second quarter of 2010, and an increase in the estimated residual value of our owned vessels from the final quarter 2010 onwards which was driven by an increase in scrap rate assumptions.

•
The increase in general and administrative expense of $2.6 million to $2.8 million was primarily driven by an increase in the Company’s overhead expenses as a result of incremental costs incurred to operate as a public company.  This was specifically driven by an increase in officers’ salaries, amortization of restricted stock issued in June 2010 and January 2011, professional fees, and other related expenses (the Company’s initial public offering closed on April 6, 2010).

•	Interest expense increased $1.3 million to $1.4 million.
o	The three months ended March 31, 2011 included:
▪	Interest expense of $1.2 million from the 2010 Credit Facility and STI Spirit Credit Facility. (The average outstanding loan balance for the three months was $149.4 million.)

▪	$0.1 million of amortization of deferred financing fees.

o	The three months ended March 31, 2010 included:
▪
Interest expense on the 2005 Credit Facility of $0.1 million, which was repaid from the proceeds of the initial public offering.  (The average outstanding loan balance for the three months was $39.4 million).

•
The decrease of $0.4 million in realized and unrealized losses on derivative financial instruments was due to changes in the fair value of an interest rate swap, which was related to the 2005 Credit Facility.  This swap was terminated on April 9, 2010.

•	The decrease in other expense, net of $0.3 million was due to non-recurring expenses incurred in connection with our IPO, which was completed in April 2010.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Comprehensive Income
(unaudited)

	For the Three Months Ended March 31,
	2011	2010
Revenue:
Vessel revenue	$17,015,949	$6,155,440
Operating expenses:
Vessel operating costs	(7,330,293)	(2,385,846)
Voyage expenses	(10,230)	-
Charter hire	(3,099,208)	-
Depreciation	(3,897,616)	(1,652,055)
General and administrative expenses	(2,768,903)	(146,051)
Total operating expenses	(17,106,250)	(4,183,952)
Operating (loss)/income	(90,301)	1,971,488
Other (expense) and income, net:
Interest expense—bank loan	(1,350,233)	(94,624)
Realized loss on derivative financial instruments	-	(222,796)
Unrealized loss on derivative financial instruments	-	(146,696)
Interest income	34,613	78
Other expense, net	(6,711)	(342,930)
Total other expense, net	(1,322,331)	(806,968)
Net (loss)/ Income	$(1,412,632)	$1,164,520
Attributable to:
Equity holders of the parent	$(1,412,632)	$1,164,520
(Loss)/earnings per share
Basic	$(0.06)	$0.21
Diluted	$(0.06)	$0.21
Basic and Diluted Weighted average shares outstanding (1)	24,066,455	5,589,147

(1)
The effect of diluted weighted shares outstanding for the three month period ended March 31, 2011 would be anti-dilutive since the Company is in a net loss position.  There were no potentially dilutive shares in existence during the three month period ended March 31, 2010.  As such, there is no difference between basic and diluted earnings per share for those periods.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
	March 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$88,102,287	$68,186,902
Accounts receivable	11,207,772	7,354,252
Prepaid expenses	1,315,709	460,680
Inventories	1,338,622	1,286,507
Total current assets	101,964,390	77,288,341
Non-current assets
Vessels and drydock	329,527,771	333,425,386
Other assets	2,774,831	1,554,713
Total non-current assets	332,302,602	334,980,099
Total assets	$434,266,992	$412,268,440

Current liabilities
Bank loan	17,278,081	15,826,314
Accounts payable	2,843,724	3,173,505
Accrued expenses	1,162,554	1,123,351
Total current liabilities	21,284,359	20,123,170
Non-current liabilities
Bank loan	148,858,904	127,362,088
Total non-current liabilities	148,858,904	127,362,088
Total liabilities	170,143,263	147,485,258

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	251,691	248,791
Additional paid-in capital	255,754,263	255,003,984
Merger reserve	13,292,496	13,292,496
Treasury shares	(2,647,807)	(2,647,807)
Cumulative deficit	(2,526,914)	(1,114,282)
Total shareholders' equity	264,123,729	264,783,182
Total liabilities and shareholders' equity	$434,266,992	$412,268,440

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the Three Months Ended March 31,
	2011	2010
Operating activities
Net (loss)/income	$(1,412,632)	$1,164,520
Depreciation	3,897,616	1,652,055
Amortization of restricted stock	753,179	-
Amortization of deferred financing fees	116,619	-
	3,354,782	2,816,575
Changes in assets and liabilities:
Drydock payments	(11,582)	(99,958)
Increase in inventories	(52,115)	(64,814)
Increase in accounts receivable	(3,853,520)	(167,353)
Increase in prepaid expenses	(855,030)	(787,582)
(Decrease)/increase in accounts payable	(318,199)	933,147
Increase in accrued expenses	39,203	449,098
Decrease in the value of derivative financial instruments	-	146,696
Decrease in shareholder receivable	-	1,928,253
Increase in other assets	(1,220,118)	-
	(6,271,361)	2,337,487
Net cash (outflow)/inflow from operating activities	(2,916,579)	5,154,062
Financing activities
Bank loan repayment	(4,067,755)	(900,000)
Proceeds of long term-debt	27,307,500	-
Debt issuance fees	(407,781)	(937,500)
Payments for stock offering	-	(417,669)
Net cash inflow/(outflow) from financing activities	22,831,964	(2,255,169)
Increase in cash and cash equivalents	19,915,385	2,898,893
Cash and cash equivalents at January 1,	68,186,902	444,497
Cash and cash equivalents at March 31,	$88,102,287	$3,343,390
Supplemental information:
Interest paid	$1,329,076	$164,327

Average Daily Results for the three months ended March 31, 2011 and 2010

	For the Three Months Ended March 31,
	2011	2010
Average Daily Results
Time charter equivalent per day(1)	$14,997	$22,798
Vessel operating costs per day(2)	8,145	8,836

Aframax/LR2
TCE per revenue day - pool	12,970	-
TCE per revenue day - time charters	15,457
Vessel operating costs per day(2)	7,334	-
Panamax/LR1
TCE per revenue day - pool	14,678	18,852
TCE per revenue day - time charters	23,954	24,771
Vessel operating costs per day(2)	8,550	8,836
Handymax
TCE per revenue day - pool	13,695	-
Vessel operating costs per day(2)	7,840	-

Fleet data
Average number of owned vessels	10.00	3.00
Average number of time chartered-in vessels	2.66	-
Drydock
Expenditures for drydock	$-	$-

(1)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock.

(2)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Fleet List as of May 10, 2011

		Year		Ice		Vessel
	Vessel Name	Built	DWT	Class	Employment	type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (2)	Handymax
2	STI Gladiator	2003	40,083	-	SHTP (2)	Handymax
3	STI Matador	2003	40,096	-	SHTP (2)	Handymax
4	STI Conqueror	2005	40,158	1B	SHTP (2)	Handymax
5	STI Coral	2008	49,900	-	Spot	MR
6	STI Diamond	2008	49,900	-	Spot	MR
7	Noemi	2004	72,515	-	Time Charter (3)	LR1
8	Senatore	2004	72,514	-	SPTP (4)	LR1
9	STI Harmony	2007	73,919	1A	SPTP (4)	LR1
10	STI Heritage	2008	73,919	1A	SPTP (4)	LR1
11	Venice	2001	81,408	1C	SPTP (4)	Post-Panamax
12	STI Spirit	2008	113,100	-	SLR2P (5)	LR2
	Owned DWT		744,657
							Time Charter Info
							Daily Base
	Time Chartered-In vessels						Rate	Expiry (1)
13	Kraslava	2007	37,258	1B	SHTP (2)	Handymax	$12,070	26-Jan-12
14	Krisjanis Valdemars	2007	37,266	1B	SHTP (2)	Handymax	$12,000	14-Dec-11	(6)
15	Histria Azure	2007	40,394	-	SHTP (2)	Handymax	$12,250	06-Feb-12	(7)
16	BW Zambesi	2010	76,577	-	SPTP (4)	LR1	$13,850	11-Dec-11	(8)
	TC-IN DWT		191,495

	Total DWT		936,152

	(*)
On April 5, 2011, we entered into a time charter agreement for a 2007 built Handymax ice class 1B product tanker, the Kazdanga.  This vessel will be chartered-in for one year at $12,345 per day and is expected to be delivered in June 2011.  The agreement includes an option to extend the charter for an additional year at $13,335 per day.

(1)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(2)	These vessels operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(3)	Noemi is time chartered by King Dustin, which is a related party. The daily time charter rate is $24,500 and the time charter expires on January 21, 2012, plus or minus 30 days.
(4)	The vessel operates in Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(5)	This vessel operates in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(6)	The agreement contains a 50% profit and loss sharing agreement with the vessel owner
(7)	The agreement contains an optional second year for a rate of $13,750/ day or $12,250/ day with a 50% profit sharing agreement.
(8)	The agreement contains an optional second year for a rate of $14,850/ day.

Appendix A:

Operating Cash Flow before Changes in Assets and Liabilities

	For the Three Months Ended March 31,
	2011	2010
Net (loss)/income	$(1,412,632)	$1,164,520
Depreciation	3,897,616	1,652,055
Amortization of restricted stock	753,179	-
Amortization of deferred financing fees	116,619	-
Cash flow from operating activities before changes in assets and liabilities	3,354,782	2,816,575

Business Strategy, Dividend Policy, and Share Buyback Program

Business Strategy

The Company’s primary objectives are to profitably grow the business and emerge as a major operator of medium-sized tanker vessels.  The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  It is currently concentrating on product or coated tankers because of the fundamentals of this segment, which the Company believes includes:

●	Increasing demand for refined products
●	Increasing ton miles (distance between new refiners and areas of demand)
●	Reduced order book

Dividend Policy

The Company does not have immediate plans to pay dividends but will continue to assess the dividend policy.  In the future, the board of directors may determine it is in the best interest of the Company to pay dividends.

Share Buyback Program

On July 9, 2010, the Board of Directors authorized a share buyback program of up to $20 million.  Scorpio Tankers expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.
As of May 10, 2011, the Company has repurchased 244,146 shares for $2.6 million at an average price per share, including commissions, of $10.85.  The most recent transaction was in September 2010.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide.  Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, four Handymax tankers, two MR tankers, and one post-Panamax tanker with an average age of 5.3 years.  Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616